# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GSR III Acquisition Corp., CIK 0002029023
CUSIP: G4R103107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 5900 Balcones Drive, Suite 100, Austin, Texas (TX), 78731
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002043969

## Reporting persons
- GSR III Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,159,346; sole dispositive power 0; shared dispositive power 6,159,346; aggregate amount beneficially owned 6,159,346 (21.1% of the class)
- Gus Garcia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,159,346; sole dispositive power 0; shared dispositive power 6,159,346; aggregate amount beneficially owned 6,159,346 (21.1% of the class)
  Comment: This statement relates to Class A Ordinary Shares held directly by GSR III Sponsor LLC, the Issuer's sponsor. Mr. Garcia serves as a managing member of GSR III Sponsor LLC and, in such capacity, may be deemed to indirectly beneficially own the shares of Class A Ordinary Shares directly beneficially owned by GSR III Sponsor LLC. Mr. Garcia disclaims beneficial of such shares except to the extent of any pecuniary interest therein.
- Lewis Silberman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,159,346; sole dispositive power 0; shared dispositive power 6,159,346; aggregate amount beneficially owned 6,159,346 (21.1% of the class)
  Comment: This statement relates to Class A Ordinary Shares held directly by GSR III Sponsor LLC, the Issuer's sponsor. Mr. Silberman serves as a managing member of GSR III Sponsor LLC and, in such capacity, may be deemed to indirectly beneficially own the shares of Class A Ordinary Shares directly beneficially owned by GSR III Sponsor LLC. Mr. Silberman disclaims beneficial of such shares except to the extent of any pecuniary interest therein.
- Anantha Ramamurti: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,159,346; sole dispositive power 0; shared dispositive power 6,159,346; aggregate amount beneficially owned 6,159,346 (21.1% of the class)
  Comment: This statement relates to Class A Ordinary Shares held directly by GSR III Sponsor LLC, the Issuer's sponsor. Mr. Ramamurti serves as a managing member of GSR III Sponsor LLC and, in such capacity, may be deemed to indirectly beneficially own the shares of Class A Ordinary Shares directly beneficially owned by GSR III Sponsor LLC. Mr. Ramamurti disclaims beneficial of such shares except to the extent of any pecuniary interest therein.

## Item 1. Issuer
Name of issuer: GSR III Acquisition Corp.
Address of issuer's principal executive offices: GSR III Acquisition Corp., 5900 Balcones Drive, Suite 100, Austin, Texas 78731

## Item 2. Person Filing
Name of person filing:
(1) GSR III Sponsor LLC
(2) Gus Garcia
(3) Lewis Silberman
(4) Anantha Ramamurti
Address of principal business office or, if none, residence:
(1) c/o GSR III Acquisition Corp., 5900 Balcones Drive, Suite 100, Austin, Texas 78731
(2) c/o GSR III Acquisition Corp., 5900 Balcones Drive, Suite 100, Austin, Texas 78731
(3) c/o GSR III Acquisition Corp., 5900 Balcones Drive, Suite 100, Austin, Texas 78731
(4) c/o GSR III Acquisition Corp., 5900 Balcones Drive, Suite 100, Austin, Texas 78731
Citizenship:
(1) Delaware, United States
(2) United States
(3) United States
(4) United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
6,159,346 shares. Represents (i) 5,720,000 Class B ordinary shares that automatically convert on a one-for one basis into Class A ordinary shares at the time of a qualifying initial business combination, or earlier at the option of the holder, and (ii) 439,346 private placement units that consist of 384,428 Class A ordinary shares and rights to receive 54,918 Class A ordinary shares after conversion of the right per unit to acquire one-seventh of one share upon the consummation of a qualifying initial business combination.

Messrs. Garcia, Silberman and Ramamurti each disclaims beneficial of such shares except to the extent of any pecuniary interest therein
Percent of class: 21.1%. Based on 23,422,500 shares of Class A ordinary shares outstanding at December 31, 2024, plus 5,720,000 Class A ordinary shares subject to the Class B ordinary shares held by the Reporting Persons, plus the 54,918 shares of Class A ordinary shares convertible from the private placement units held by the Reporting Persons.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
GSR III Sponsor LLC: 6,159,346
Gus Garcia: 6,159,346
Lewis Silberman: 6,159,346
Anantha Ramamurti: 6,159,346
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
GSR III Sponsor LLC: 6,159,346
Gus Garcia: 6,159,346
Lewis Silberman: 6,159,346
Anantha Ramamurti: 6,159,346

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- GSR III Sponsor LLC: /s/ Gus Garcia, Gus Garcia, Co-Chief Executive Officer (02/12/2025)
- Gus Garcia: /s/ Gus Garcia, Gus Garcia (02/12/2025)
- Lewis Silberman: /s/ Lewis Silberman, Lewis Silberman (02/12/2025)
- Anantha Ramamurti: /s/ Anantha Ramamurti, Anantha Ramamurti (02/12/2025)
Comment: GSR III Sponsor LLC, Gus Garcia, Lewis Silberman, and Anantha Ramamurti hereby agree that this Schedule 13G is filed on behalf of each of the parties.